UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 2, 2021 (May 30, 2021)

(Exact name of registrant as specified in its charter)

Delaware	001-39320	36-3161078
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois	60631-3655
(Address of principal executive offices)	(ZIP Code)

Registrant’s telephone number, including area code: (708) 831-7483

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered:
Common stock, $0.01 par value	FMBI	The NASDAQ Stock Market

Depositary shares, each representing a 1/40th interest in a share of 7.000% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A	FMBIP	The NASDAQ Stock Market

Depositary shares, each representing a 1/40th interest in a share of 7.000% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C	FMBIO	The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§ 240.12b–2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On May 30, 2021, First Midwest Bancorp, Inc., a Delaware corporation (“First Midwest”), and Old National Bancorp, an Indiana corporation (“ Old National”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, First Midwest and Old National will merge (the “Merger”), with Old National as the surviving corporation in the Merger. Following the Merger, First Midwest Bank, an Illinois state-charted bank and a wholly-owned subsidiary of First Midwest (“First Midwest Bank”), and Old National Bank, a national banking association and a wholly-owned subsidiary of Old National (“Old National Bank”) will merge (the “Bank Merger”), with Old National Bank as the surviving bank in the Bank Merger. The Merger Agreement was unanimously approved and adopted by the board of directors of each of First Midwest and Old National.

Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of First Midwest (“First Midwest Common Stock”) outstanding immediately prior to the Effective Time, other than certain shares held by First Midwest or Old National, will be converted into the right to receive 1.1336 shares (the “Exchange Ratio”) of common stock, no par value per share, of Old National (“Old National Common Stock”). Holders of First Midwest Common Stock will receive cash in lieu of fractional shares.

At the Effective Time, (i) each share of 7.000% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A, no par value per share, of First Midwest outstanding immediately prior to the Effective Time will be converted into the right to receive one share of a newly created series of preferred stock of Old National having terms that are not materially less favorable than the First Midwest Series A preferred stock and (ii) each share of 7.000% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C, no par value per share, of First Midwest outstanding immediately prior to the Effective Time will be converted into the right to receive one share of a newly created series of preferred stock of Old National having terms that are not materially less favorable than the First Midwest Series C preferred stock.

In addition, at the Effective Time, each outstanding First Midwest equity award granted under First Midwest’s equity compensation plans will be converted into a corresponding award with respect to Old National Common Stock, with the number of shares underlying such award adjusted based on the Exchange Ratio. Each such converted Old National equity award will continue to be subject to the same terms and conditions as applied to the corresponding First Midwest equity award, except that in the case of First Midwest performance share awards, the number of shares underlying the converted Old National equity awards will be adjusted based on the number of shares underlying the First Midwest performance share awards immediately prior to the Effective Time that would be earned assuming the achievement of the applicable performance goals based on the higher of target performance and actual performance, with such awards continuing to vest after the Effective Time solely based on continued service, subject to no performance conditions. Each hypothetical First Midwest Common Stock investment credited under the First Midwest Bancorp, Inc. Deferred Compensation Plan for Nonemployee Directors, the First Midwest Bancorp, Inc. Nonqualified Stock Option Gain Deferral Plan or the First Midwest Bancorp, Inc. Nonqualified Retirement Plan that is unsettled immediately prior to the Effective Time will be assumed and converted into a hypothetical Old National Common Stock deemed investment based on the Exchange Ratio.

The Merger Agreement also provides, among other things, that effective as of the Effective Time, (i) Michael L. Scudder will serve as Executive Chairman of the board of directors of the surviving corporation for a term of two (2) years and thereafter will serve as a consultant for a term of one (1) year, (ii) James C. Ryan III will serve as the Chief Executive Officer and as a member of the board of directors of the surviving corporation and will serve as the Chief Executive Officer and as Chairman of the board of directors of the surviving bank, (iii) Mark G. Sander will serve as the President and Chief Operating Officer of the surviving corporation and surviving bank and as a member of the board of directors of the surviving bank, (iv) James A. Sandgren will serve as the Chief Executive Officer, Commercial Banking of the surviving corporation and surviving bank and as a member of the board of directors of the surviving bank and (v) Rebecca S. Skillman (or another independent member from the board of directors of Old National, designated by Old National) will serve as the lead independent director of the board of the directors of the surviving corporation. In addition, the board of directors of the surviving corporation will be comprised of sixteen (16) directors, of which eight (8) will be former members of the board of directors of First Midwest designated by First Midwest, including Michael L. Scudder, and eight (8) will be former members of the board of directors of Old National designated by Old National, including James C. Ryan III. The Merger Agreement provides that the headquarters of the surviving corporation and the main office of the surviving bank will be located in Evansville, Indiana and the name of the surviving corporation and surviving bank will be Old National Bancorp and Old National Bank, respectively. The Commercial Banking and Consumer Banking operations of the surviving bank will be headquartered in Chicago, Illinois. Effective as of the Effective Time, the bylaws of Old National will be amended to reflect the foregoing and certain related governance matters. In connection with the completion of the Merger, Old National will propose to amend its articles of incorporation to increase the number of authorized shares of Old National Common Stock from 300 million to 600 million (the “Articles Amendment”).

The Merger Agreement contains customary representations and warranties from both First Midwest and Old National, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) its obligations to call a meeting of its stockholders and shareholders, respectively, to adopt the Merger Agreement and, subject to certain exceptions, to recommend that its stockholders and shareholders, respectively, adopt the Merger Agreement, and (iii) its non-solicitation obligations relating to alternative acquisition proposals. First Midwest and Old National have also agreed to use their reasonable best efforts to prepare and file all applications, notices and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Merger Agreement.

The completion of the Merger is subject to customary conditions, including (i) adoption of the Merger Agreement by First Midwest stockholders, (ii) adoption of the Merger Agreement by Old National shareholders, (iii) authorization for listing on the NASDAQ Stock Market LLC of the shares of Old National Common Stock to be issued in the Merger as well as shares of the newly created series of Old National preferred stock (or depositary shares in respect thereof), (iv) receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency, without the imposition of any condition or restriction that would be reasonably expected to have a material adverse effect on the surviving corporation and its subsidiaries, taken as a whole, after giving effect to the Merger and the Bank Merger, (v) effectiveness of the registration statement on Form S-4 for the Old National Common Stock and the newly created series of Old National preferred stock (or depositary shares in respect thereof) to be issued in the Merger, (vi) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement or making the completion of the Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement illegal and (vii) the execution of a bank merger agreement providing for the Bank Merger by First Midwest Bank and Old National Bank. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) performance in all material respects by the other party of its obligations under the Merger Agreement and (c) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both First Midwest and Old National and further provides that a termination fee of $97 million will be payable by either First Midwest or Old National, as applicable, upon termination of the Merger Agreement under certain circumstances.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Merger and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding First Midwest or Old National, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding First Midwest, Old National, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of First Midwest and Old National and a prospectus of Old National, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that each of First Midwest and Old National makes with the Securities and Exchange Commission (“SEC”).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Letter Agreement with Michael L. Scudder

In connection with the Merger Agreement, First Midwest also entered into a letter agreement (the “Scudder Letter Agreement”) with Michael L. Scudder, to be effective upon the Effective Time. The Scudder Letter Agreement provides that, following the Effective Time, Mr. Scudder will no longer serve as Chief Executive Officer of First Midwest and will instead serve as the Executive Chairman of the surviving corporation until the second anniversary of closing of the Merger (the “Closing”). Upon the second anniversary, Mr. Scudder will serve as a consultant to the surviving corporation for a period of one year (the “Consultancy Period”). The Scudder Letter Agreement also provides that Mr. Scudder’s removal from the role of Chief Executive Officer and any change in his duties and/or responsibilities at the Closing will not constitute “Good Reason” as defined in Mr. Scudder’s existing employment agreement with First Midwest.

Pursuant to the Scudder Letter Agreement for the duration of the three-year service period, Mr. Scudder will receive a salary, annual bonus and annual equity award grants set at ninety percent of the salary, annual bonus and annual equity award grants of the surviving corporation’s Chief Executive Officer, and the same perquisites, office space and administrative support as provided immediately before the Closing. Mr. Scudder will also be credited under the First Midwest Bancorp, Inc. Consolidated Pension Plan with one additional year of age at retirement with respect to his service during the Consultancy Period, or if such crediting is not permitted under the plan, he will receive a supplemental equivalent payment from the surviving corporation. During the Consultancy Period, Mr. Scudder will be entitled to indemnification by the surviving corporation and the surviving corporation will maintain directors’ and officers’ liability insurance for him, in each case, to the same extent as other officers. If Mr. Scudder is terminated without “Cause” or for “Good Reason”, as both are defined in his employment agreement, any unpaid salary and annual bonus (based on target) and ungranted annual equity awards for his entire period of service will be paid in full in cash, and any outstanding equity awards will accelerate and vest in full, subject to execution of a release. At the end of Mr. Scudder’s period of service, he will receive a pro-rated annual bonus and any equity awards of the surviving corporation that are outstanding will accelerate and vest in full (unless such award is subject to a performance condition, in which case it will remain subject to such condition).

In lieu of any severance Mr. Scudder would be entitled to receive as a result of the Merger under his existing employment agreement, the Scudder Letter Agreement grants Mr. Scudder a cash-based retention bonus equal to $5.4 million, fifty percent of which will be paid on the first anniversary of the Closing and fifty percent of which will be paid on the second anniversary of the Closing, subject to continued employment through such dates. Any unpaid portion of the retention bonus would be paid in a lump sum in full upon early termination without “Cause” by the surviving corporation or due to death or disability or upon a resignation by Mr. Scudder for “Good Reason”. Pursuant to the Scudder Letter Agreement, any First Midwest equity awards will be converted to equity awards of the surviving corporation as contemplated by the Merger Agreement and, upon termination without “Cause” by the surviving corporation or due to death or disability or upon a resignation by Mr. Scudder for “Good Reason”, any unvested equity awards outstanding on the Closing will accelerate and vest in full. In consideration of the compensation granted under the Scudder Letter Agreement, Mr. Scudder also agreed to extend his non-compete covenant to last a period of five years following the Closing and expand the scope of the non-compete.

The foregoing description of the Scudder Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Scudder Letter Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Letter Agreement with Mark G. Sander

In connection with the Merger Agreement, First Midwest also entered into a letter agreement (the “Sander Letter Agreement”) with Mark G. Sander, to be effective upon the Effective Time. The Sander Letter Agreement provides that, following the Effective Time, Mr. Sander will serve as President and Chief Operating Officer of the surviving corporation, reporting directly to the Chief Executive Officer, but will no longer serve as a director on the board of directors of First Midwest or First Midwest Bank. The Sander Letter Agreement also provides that Mr. Sander’s removal from the role of director and any change in his duties and/or responsibilities at the Closing will not constitute “Good Reason” as defined in Mr. Sander’s existing employment agreement between First Midwest and Mr. Sander.

Pursuant to the Sander Letter Agreement, the Compensation Committee of the surviving corporation will set Mr. Sander's annual compensation, which will be no less than his annual compensation immediately prior to the Closing. If Mr. Sander is terminated without “Cause” by the surviving corporation or resigns for “Good Reason”, as both are defined in his employment agreement, after Closing, he would be eligible for severance under his employment agreement but, for any severance related to a “Change in Control” as defined in his employment agreement, he would only receive such severance upon a “Change in Control” subsequent to the Merger.

In lieu of any severance Mr. Sander would be entitled to as a result of the Merger under his existing employment agreement, the Sander Letter Agreement grants Mr. Sander a cash-based retention bonus equal to $3.55 million, fifty percent of which will be paid on the first anniversary of the Closing and fifty percent of which will be paid on the second anniversary of the Closing, subject to continued employment through such dates. Any unpaid portion of the retention bonus will be paid in lump sum in full upon early termination without “Cause” by the surviving corporation or due to death or disability or upon a resignation by Mr. Sander for “Good Reason”. Pursuant to the Sander Letter Agreement, any First Midwest equity awards will be converted to equity awards of the surviving corporation as contemplated by the Merger Agreement and, upon termination without “Cause” by the surviving corporation or due to death or disability or upon a resignation by Mr. Sander for “Good Reason”, any unvested equity awards outstanding on the Closing will accelerate and vest in full.

The foregoing description of the Sander Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sander Letter Agreement, which is attached hereto as Exhibit 10.2 and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated May 30, 2021, by and between First Midwest Bancorp, Inc. and Old National Bancorp.*
10.1	Letter Agreement, dated May 30, 2021, by and between First Midwest Bancorp, Inc. and Michael L. Scudder.
10.2	Letter Agreement, dated May 30, 2021, by and between First Midwest Bancorp, Inc. and Mark G. Sander.
101	Cover Page Interactive Data – the cover page XBRL tags are embedded within the Inline XBRL document.
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document).

*	Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the SEC upon request; provided, however, that the parties may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any document so furnished.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits filed herewith include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to First Midwest’s and Old National’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; First Midwest and Old National do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of First Midwest and Old National. Such statements are based upon the current beliefs and expectations of the management of First Midwest and Old National and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Midwest and Old National; the outcome of any legal proceedings that may be instituted against First Midwest or Old National; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of First Midwest and Old National to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Midwest and Old National do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate First Midwest’s operations and those of Old National; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; First Midwest’s and Old National’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Old National’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of First Midwest and Old National to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of First Midwest and Old National; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on First Midwest, Old National and the proposed transaction; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Annual Report on Form 10-K for the year ended December 31, 2020, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and in other reports First Midwest and Old National file with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed transaction, Old National will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of First Midwest and Old National, which also constitutes a prospectus of Old National, that will be sent to First Midwest’s and Old National’s shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Investors and security holders of first midwest and old national and their respective affiliates are urged to read, when available, the registration statement on form S-4, the joint proxy statement/prospectus to be included within the registration statement on Form s-4 and any other relevant documents filed or to be filed with the sec in connection with the proposed transaction, as well as any amendments or supplements to those documents, because they will contain important information about First Midwest, Old National and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Midwest and Old National, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by First Midwest will be made available free of charge in the “Investor Relations” section of First Midwest’s website, https://firstmidwest.com/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Old National will be made available free of charge in the “Investor Relations” section of Old National’s website, https://www.oldnational.com/, under the heading “Financial Information.”

Participants in Solicitation

First Midwest, Old National, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding First Midwest’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2021, and certain other documents filed by First Midwest with the SEC. Information regarding Old National’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain other documents filed by Old National with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Midwest Bancorp, Inc.

Date: June 2, 2021	By:	/s/ Nicholas J. Chulos
Nicholas J. Chulos
Executive Vice President, General Counsel and Corporate Secretary